Bridgeline Digital, Inc.

80 Blanchard Road

Burlington, MA 01803

October 11, 2018

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:        Folake Ayoola, Special Counsel

RE:	Bridgeline Digital, Inc.
Registration Statement on Form S-1
(File No. 333-227430)

Dear Ms. Ayoola:

Reference is made to our letter, filed as correspondence via EDGAR on October 9, 2018, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Thursday, October 11, 2018, at 5:00 p.m. Washington D.C. time. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

BRIDGELINE DIGITAL, INC.

/s/ Roger Kahn

Roger Kahn

President and Chief Executive Officer

cc:          Daniel W. Rumsey

Managing Director

Disclosure Law Group, a Professional Corporation

ThinkEquity,

A Division of Fordham Financial Management, Inc.

17 State Street, 22nd Floor

New York, New York 10004

                                                                           October 11, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Folake Ayoole, Special Counsel

Re:	Bridgeline Digital, Inc. (the “Company”)
Registration Statement on Form S-1 (the “Registration Statement”) File No. 333-227430

Dear Ms. Ayoole:

Reference is made to our letter, filed as correspondence via EDGAR on October 9, 2018, in which we, as representative of the underwriters of the offering, joined Bridgeline Digital, Inc.’s request for acceleration of the effective date of the above-referenced Registration Statement for Thursday, October 11, 2018, at 5:00 p.m. Washington D.C. time. Bridgeline Digital, Inc. is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

ThinkEquity,
a division of Fordham Financial Management, Inc.

By:	/s/ Eric Lord
Name:	Eric Lord
Title:	Head of Investment Banking

cc: Leslie Marlow, Esq., Gracin & Marlow, LLP